

Mail Stop 3720

May 25, 2010

Xiqun Yu
President and Chief Executive Officer
China Education Alliance, Inc.
58 Heng Shan Road, Kun Lun Shopping Mall
Harbin, The People's Republic of China 150090

> **Re: China Education Alliance, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **File No. 1-34386**

Dear Mr. Yu:

We have reviewed your Form 10-K for the fiscal year ended December 31, 2009 and have the following comments. You should comply with these comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Management's Discussion and Analysis…, page 21</u>

1. Please expand your management's discussion and analysis to provide, to the extent practicable, a more detailed and quantitative analysis of known material trends or uncertainties. For example, the discussion of your increased revenues on page 25 should indicate whether management anticipates such increases to continue and address whether the change is primarily attributable to acquisitions or organic growth (resulting from increased enrollment or tuition prices). These are just examples. Please see the Commission's Interpretive Release No. 34-

48960, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" for guidance.

Liquidity and Capital Resources, page 26

2. We note your statement that you believe your working capital and cash flow from operations will be sufficient to meet your cash requirements for the next 12 months. Provide a discussion of your plans to meet your long-term liquidity needs. Please note that we consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release no. 34-26831 and footnote 43 of Release no. 34-48960. Such discussion should address in more detail the anticipated costs associated with your development of a nation-wide advertising campaign (as disclosed on page eight) as well as the additional funding you will need for the expansion of your business (as noted on page 26). In addition, please disclose whether management anticipates obtaining such funds through equity or debt financing.

Consolidated Statements of Cash Flows, page F-5

3. Please reconcile your operating cash flows to net income under ASC 230-10-45-28.

1. Organization and Description of Business, page F-7

4. We note that the WEI acquisition has not been fully completed as of December 31, 2009 "due to the non-resolution of on-going administrative and legal matters in connection with the acquisition of WEI". In this regard, please tell us

   - the nature of the unresolved issues and the resolution required; and
   - whether you have controlling financial interest in WEI, management control of WEI and/or voting control of WEI. If so, tell us the impact of consolidating WEI and why your accounting under the cost method is appropriate. Refer to your basis in the accounting literature.

5. Cash and Cash Equivalents, page F-17

5. We note on page F-13 that cash and cash equivalents of approximately $65 million include money market securities and commercial paper. Please separately disclose the money market securities and commercial paper balances.

Item 10. Directors, Executive Officers and Corporate Governance, page 34

6. We note your statement on page 35 that your directors will serve until your next annual meeting. We also note that it does not appear that you have had stockholders' meetings on an annual basis in the past. If you do not intend to

have a stockholders' meeting on an annual basis, please clarify your disclosure to indicate that the directors will serve until your next stockholders' meeting.

7. Please disclose, with respect to each director, the specific experience, qualifications, attributes or skills that led the board of directors to conclude that the person should serve as a director for the company. See Item 401(e) of Regulation S-K.

Item 11. Executive Compensation, page 39

8. Include footnote disclosure to your summary compensation table to explain the material terms of each grant of options, including but not limited to the date of exercisability, any conditions to exercisability, any tandem feature, any reload feature, any tax-reimbursement feature, and any provision that could cause the exercise price to be lowered. See Item 402(o)(4) of Regulation S-K.

9. Please tell us in your response whether the dollar amount set forth in the summary compensation table with respect to the option awards reflects the aggregate grant date fair value of the option awards computed in accordance with FASB ASC Topic 718. Revise your disclosure to include a footnote disclosing all assumptions made in such valuation. See Item 402(n)(2)(v) and Instruction 1 thereto.

Outstanding Equity Awards at 2009 Fiscal Year End, page 39

10. Include the tabular disclosure required by Item 402(p)(1) of Regulation S-K with respect to any outstanding equity awards.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Xiqun Yu
China Education Alliance, Inc.
May 25, 2010
Page 4

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 550-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or Robert Bartelmes, Senior Financial Analyst at (202) 551-3810 with any other questions.

                            Sincerely,
                            /s Robert Bartelmes, for

                            Larry Spirgel
                            Assistant Director

Cc: Benjamin Tan, Esq.
     Via facsimile